Le@P Technology, Inc.

5601 N. Dixie Highway, Suite 411

Fort Lauderdale, Florida 33334

Telephone (954)771-1772

August 8, 2008

Kevin Woody, Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Le@P Technology, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 19, 2008

File No. 0-05667

Dear Mr. Woody:

This letter sets forth the response of Le@P Technology, Inc. (the “Company”) to the staff of the Division of Corporation Finance’s (the “Staff”) comments on the above-referenced filing. These comments were transmitted to us by letter dated July 21, 2008. Our responses are set forth below, and for ease of reference, we have repeated the Staff’s comments in italics.

Comment

Item 8A (T).	Controls and Procedures

“It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.”

Response:

We plan to file an amendment on Form 10-KSB/A for the purpose of providing corrected information concerning our Controls and Procedures under Item 8A(T) which inadvertently omitted management’s report on internal control over financial reporting. The assessment of internal control over financial reporting was made concurrently with the overall assessment of disclosure controls and procedures.

We plan to include the following paragraphs in Item 8A(T) of Form 10-KSB/A when filed:

Item 8A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Acting Principal Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Disclosure controls and procedures are the controls and other procedures that we designed to ensure that we record, process, summarize and report in a timely manner the information we must disclose in reports that we file with or submit to the Securities and Exchange Commission under the Exchange Act. Based on this evaluation, we have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of those internal controls. As defined by the SEC, internal control over financial reporting is a process designed by our principal executive officer/principal financial officer, who is also the sole member of our Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, we have concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting or in other factors identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Comment

“In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.”

Response:

The Company believes the proper reviews were made and the effectiveness of our disclosure controls and procedures was not impacted by the failure to complete the report on internal control over financial reporting, but rather an inadvertent omission.

Comment

“Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.”

Response:

The Company plans to file an amendment on Form 10-KSB/A, which will correct the certifications filed as Exhibit 31.1 and 31.2 which inadvertently omitted the portion of the language in the introduction to the fourth paragraph and in paragraph 4(b) relating to internal control over financial reporting. The corrected certifications will include such language.

We plan to file the Form 10-KSB/A when we receive your confirmation that our responses are acceptable.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await your response before filing the Form 10-KSB/A. If you have any additional questions or comments, please contact me directly at (954)771-1772, ext. 214.

Sincerely,
/s/Mary Thomas
Mary Thomas
Acting Principal Financial Officer